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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                   Form N-8F

Application for Deregistration of Certain Registered Investment Companies.

I.   General Identifying Information

1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

     [ ]  Merger

     [x]  Liquidation

     [ ] Abandonment of Registration (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

     [ ] Election of status as a Business Development Company (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2. Name of fund: SSBCiti Funds Inc.

3.   Securities and Exchange Commission File No.: 811-09513

4.   Is this an initial Form N-8F or an amendment to a previously filed Form
     N-8F?

     [x]  Initial Application      [ ]  Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

     SSBCiti Funds Inc.
     125 Broad Street
     New York, NY 10004

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

     Joanna Pressman
     Simpson Thacher & Bartlett
     425 Lexington Ave.
     New York, NY 10017
     (212) 455-2494

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

     Smith Barney Fund Management LLC
     125 Broad Street
     New York, NY 10004
     (212) 291-4000

     With respect to stock ownership and stock transfer records:

     Boston Financial Data Services Inc.
     P.O. Box 55121
     Boston, MA 02205-8964
     (617) 483-5085

     NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.   Classification of fund (check only one):

     [x]  Management company;
     [ ]  Unit investment trust; or
     [ ]  Face-amount certificate company.

9.   Subclassification if the fund is a management company (check only one):

     [x]  Open-end                 [ ]  Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

     Maryland

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

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

     Salomon Brothers Asset Management Inc
     388 Greenwich Street
     New York, NY 10013

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

     CFBDS, Inc.
     21 Milk Street
     Boston, MA 02109

     Salomon Smith Barney Inc.
     388 Greenwich Street
     New York, NY 10013

13.  If the fund is a unit investment trust ("UIT") provide:

     (a)  Depositor's name(s) and address(es):

          Not Applicable

     (b)  Trustee's name(s) and address(es):

          Not Applicable

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

     [ ]  Yes            [x]  No

     If Yes, for each UIT state:

     Name(s):

     File No.: 811-______

     Business Address:

15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

     [x]  Yes            [ ]  No

          If Yes, state the date on which the board vote took place: July 30,
          2002

          If No, explain:

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

     (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

     [x]  Yes            [ ]  No

     If Yes, state the date on which the shareholder vote took place:
     September 19, 2002

     If No, explain:

II.  Distributions to Shareholders

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

     [x]  Yes            [ ]  No

     (a)  If Yes, list the date(s) on which the fund made those distributions:

     September 30, 2002 and October 1, 2002

     (b)  Were the distributions made on the basis of net assets?

     [x]  Yes            [ ]  No

     (c)  Were the distributions made pro rata based on share ownership?

     [x]  Yes            [ ]  No

     (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

     (e)  Liquidations only:

          Were any distributions to shareholders made in kind?

     [ ]  Yes            [x]  No

          If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.  Closed-end funds only:

     Has the fund issued senior securities?

     [ ]  Yes            [ ]  No

     If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.  Has the fund distributed all of its assets to the fund's shareholders?

     [x]  Yes            [ ]  No

     If No,

     (a) How many shareholders does the fund have as of the date this form is filed?

     (b)  Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

     [ ]  Yes            [x]  No

     If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III. Assets and Liabilities

20.  Does the fund have any assets as of the date this form is filed?

     (See question 18 above)

     [x]  Yes            [ ]  No

     If Yes,

     (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

          The Fund has retained as reserves for paying expenses $39,646, all of which is in cash and all of which was provided by Salomon Brothers Asset Management Inc, the Fund's investment adviser ("SBAM"), in payment of all of the expenses of the Fund.

     (b)  Why has the fund retained the remaining assets?

          The Fund has retained these assets to cover current and anticipated liabilities and expenses in connection with its liquidation and dissolution as well as to cover any contingent liabilities.

     (c)  Will the remaining assets be invested in securities?

     [ ]  Yes            [x]  No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

     [x]  Yes            [ ]  No

     If Yes,

     (a)  Describe the type and amount of each debt or other liability:

          As of September 27, 2002, the Fund had the following outstanding liabilities:

          Legal Fees                                            $ 18,354
          Transfer Agent's Fees and Expenses                      16,812
          Audit Fees                                               1,800
          Custodian's Fees and Expenses                            2,500
          Miscellaneous Expenses                                     180
                                                                --------
                                            Total               $ 39,646
          Total

     (b) How does the fund intend to pay these outstanding debts or other liabilities?

          The Fund has set aside a cash reserve in the amount of $39,646 for anticipated liabilities and obligations, including, without limitation, contingent liabilities. The entire amount of the reserve was provided by SBAM in payment of all the expenses of the Fund. Please also see the Fund's response to question 20.

IV.  Information About Event(s) Leading to Request For Deregistration

22.  (a) List the expenses incurred in connection with the Merger or
     Liquidation:

          (i)   Legal expenses: $ 18,354

          (ii)  Accounting expenses: $ 1,800

          (iii) Other expenses (list and identify separately):

                Transfer Agent's Fees and Expenses                    $ 16,812
                Custodian's Fees and Expenses                            2,500
                Miscellaneous Expenses                                     180
                                                                      --------
                                            Total                     $ 19,492

          (iv)  Total expenses (sum of lines (i)-(iii) above):  $ 39,646

     (b)  How were those expenses allocated?

          Not applicable. As discussed in the responses to questions 20 and 21, all expenses were paid by SBAM.

     (c)  Who paid those expenses?

          The expenses were paid by SBAM.

     (d)  How did the fund pay for unamortized expenses (if any)?

          Not applicable

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

     [ ]  Yes            [x]  No

     If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.   Conclusion of Fund Business

24.  Is the fund a party to any litigation or administrative proceeding?

     [ ]  Yes            [x]  No

     If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

     [ ]  Yes            [x]  No

     If Yes, describe the nature and extent of those activities:

VI.  Mergers Only

26.  (a)  State the name of the fund surviving the Merger:

     (b) State the Investment Company Act file number of the fund surviving the Merger: 811-______

     (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

     (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.


                                 VERIFICATION

          The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of SSBCiti Funds Inc., (ii) he is the President of SSBCiti Funds Inc., and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief. (Signature)


                                       /s/ R. Jay Gerken
                                       ---------------------------------------
                                       R. Jay Gerken, President



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